UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-25312

NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K    [  ] Form 11-K    [  ] Form 20-F    [✓ ] Form 10-Q    [  ] Form N-SAR
   [  ] Form N-CSR

For Period Ended: September 30, 2006

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
       For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information Contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

New World Brands, Inc.
Full Name of Registrant
________________________________________________________________________________________________________________________
Former Name if Applicable

340 West Fifth Avenue
Address of Principal Executive Office (Street and Number)

Eugene, OR 97401
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[✓]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[✓]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

In connection with the transactions described in the registrant’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 21, 2006, the registrant disposed of its wine and spirits business in its entirety, which business was accounted for based on a May 31 fiscal year end, and thereafter acquired the assets and liabilities of Qualmax, Inc., which business is accounted for on a December 31 year end. As a result of the acquisition of Qualmax, Inc in addition to the fact that the company changed its accounting firm on September 15, 2006, the registrant is unable to complete the financial statements required to be filed on the registrant’s quarterly report on Form 10-QSB for the quarter ended September 30, 2006 by the date on which such quarterly report is due. The registrant represents that its Form 10-QSB will be filed within the period specified by Rule 12b-25(b)(ii).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ian T. Richardson                 541                          868-2946
(Name)   (Area Code)    (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[✓] Yes  [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes  [✓] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

New World Brands, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:November 14, 2006                                        By: /s/ Ian T. Richardson
                            Name: Ian T. Richardson
                    Title:   Chief Financial Officer and Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).